China Education International, Inc.
48 Wall Street, Suite 73
New York, NY 10005
Phone (212) 682-6607

January 3, 2013

CORRR

Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C.

Re: China Education International, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed April 11, 2012
File No. 0-53247

Dear Mr. Spirgel,

On December 21st, 2012, we received a letter from your office in regarding to our company’s financial report. We are working closely with our company’s staff as well as our legal counsel in order to answer your questions properly.

However, as you may know, due to the holiday season, some of our staff and our counsel have been on vacations. Therefore, we respectfully request the inquiry response to be deferred for 10 business days. We deeply appreciate your understanding in this matter.

Sincerely,

/s/ Li (Lisa) Liu
Lisa Liu
CEO
China Education International, Inc.